UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: September 29, 2014

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

This Form 6-K consists of the media release of UBS AG, which appears below:

UBS publishes prospectus of its share-for-share exchange offer to establish a group holding company, UBS Group AG

Zurich/Basel | 29 Sep 2014, 06:45 | Price Sensitive Information

Disclaimer:

This document is an advertisement and not a prospectus for the purposes of the Prospectus Directive (2003/71/EC, as amended) and investors in the European Economic Area (“EEA”) should not subscribe for or purchase any transferable securities referred to in this except on the basis of information contained in the applicable prospectus to be approved by the Central Bank of Ireland and published in connection with the public offering of shares of UBS Group AG in Ireland, and once passported, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom (each, an “EU Prospectus”). A copy of the EU Prospectuses in the English language will be available at www.ubs.com/exchangeoffer.

Zurich/Basel, 29 September 2014 – UBS today announced the launch of a share-for-share exchange offer in order to establish a group holding company, UBS Group AG.

•	As previously announced, UBS Group AG is offering to acquire all shares of UBS AG in exchange for UBS Group AG shares on a one-to-one basis. UBS Group AG shares will carry the same voting and economic rights as the UBS AG shares. The UBS Board of Directors unanimously recommends acceptance of the offer

•	Following completion of the transaction, a supplementary capital return of at least CHF 0.25 per share is expected to be proposed to shareholders of UBS Group AG

•	The establishment of a holding company, along with other measures we have already announced or taken, is intended to substantially improve UBS’s resolvability in response to evolving global “too-big-to-fail” requirements

•	The changes to UBS’s legal structure will not affect its strategy or how it serves its clients

The initial acceptance period of the exchange offer is expected to commence on 14 October 2014 and to end on 11 November 2014. The share-for-share exchange offer expires at the end of the day on 1 December 2014 (4:00 pm Zurich time for UBS shares held in Switzerland or elsewhere in the SIS settlement system, 5:00pm New York time for UBS shares held in the United States in DTC or directly with Computershare) unless the offer is extended. Closing of the offer is subject to customary conditions outlined in the prospectus.

Upon completion of the transaction, UBS Group AG (currently a wholly owned subsidiary of UBS AG) will become the holding company for UBS AG and its subsidiaries. UBS Group AG shares will be listed on the SIX Swiss Exchange (SIX) and the New York Stock Exchange (NYSE) while UBS AG shares are intended to be delisted in accordance with applicable listing rules. Following completion of the transaction and a subsequent squeeze-out process to obtain full ownership of UBS AG (through which the remaining shareholders of UBS AG will also receive UBS Group AG shares on a one-to-one basis), UBS expects to propose to shareholders of UBS Group AG a supplementary capital return of at least CHF 0.25 per share.

As announced previously, the establishment of a holding company is a significant step in a series of envisaged changes to UBS’s legal structure that are intended to substantially improve its resolvability in response to evolving industry-wide “too-big-to-fail” requirements. UBS anticipates that these measures will allow it to qualify for a capital rebate under the Swiss “too-big-to-fail” regime, which would result in lower overall capital requirements for the Group. After the setup of the holding company, further anticipated changes extending into 2016 include the establishment of a banking subsidiary in Switzerland (by mid-2015) and a US Intermediate Holding Company (by mid-2016). The changes to UBS’s legal structure will not affect its strategy or how it serves its clients.

Offer documents

Due to applicable laws and regulations, separate offer documents have been prepared for Switzerland, the EU and the US. Terms and conditions of the offer are the same in all material respects in all applicable jurisdictions. For UBS AG shareholders in Switzerland and certain other jurisdictions (other than the United States, Canada and certain member states of the European Union), the full details of the applicable terms and conditions are described in the Swiss offer prospectus published today. UBS shareholders in the United States are encouraged to consult UBS Group AG’s registration statement expected to be filed later today with the SEC. The offer documents in respect of the offer in certain countries of the EU and Canada are expected to be published on or around 30 September 2014. The documents will be made available at www.ubs.com/exchangeoffer.

Disclosure updates

The offer documents contain updated or additional disclosures required in connection with the exchange offer or to update existing disclosure. These include updates to risk factors affecting the Group, updated disclosure regarding litigation, regulatory and similar matters, and capitalization and indebtedness information. We have updated the capitalization and indebtedness information as of 31 August 2014. It shows retained earnings of CHF 27,053 million and equity attributable to UBS shareholders of CHF 50,842 million. Additional detail on the above, as well as detailed information on the exchange offers and UBS Group AG can be found in the offer documents described above.

Indicative timeline

29 September 2014	Publication of Swiss offer prospectus

29 September 2014	Publication of US offer to exchange prospectus for the offer

30 September 2014	Publication of EU offer prospectus

14 October 2014	Start of initial acceptance period of the offer; opening of separate trading line on SIX for tendered UBS AG shares held in the SIS settlement system

11 November 2014	End of initial acceptance period of the offer (4:00 pm CET)*

12 November 2014	Publication of preliminary interim results of the offer (via media release)*

17 November 2014	Publication of definitive interim results of the offer (via media release and print media)*

17 November 2014	Start of additional acceptance period of the offer*

19 November 2014	First settlement: delivery of the new UBS Group AG shares for the UBS AG shares tendered during the initial acceptance period*

Indicative timeline

19 November 2014	Listing and first trading day of UBS Group AG shares on SIX and NYSE, and replacement of UBS AG with UBS Group AG in the SPI and SMI*

1 December 2014	End of additional acceptance period of the offer (4:00 pm CET)*; close of separate trading line on SIX for tendered UBS AG shares held in the SIS settlement system*

2 December 2014	Publication of preliminary final results of the offer (via media release)*

5 December 2014	Publication of definitive final results of the offer (via media release and print media)*

9 December 2014	Second settlement: delivery of the new UBS Group AG shares for the UBS AG shares tendered during the additional acceptance period*

*	Subject to a potential extension of the offer period

UBS AG

Investor contact

Switzerland: +41-44-234 41 00

Media contact

Switzerland: +41-44-234 85 00

UK: +44-207-567 47 14

Americas: +1-212-882 58 57

APAC: +852-297-1 82 00

www.ubs.com

Disclaimer:

This document is an advertisement and not a prospectus for the purposes of the Prospectus Directive (2003/71/EC, as amended) and investors in the European Economic Area (“EEA”) should not subscribe for or purchase any transferable securities referred to in this except on the basis of information contained in the applicable prospectus to be approved by the Central Bank of Ireland and published in connection with the public offering of shares of UBS Group AG in Ireland, and once passported, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom (each, an “EU Prospectus”). A copy of the EU Prospectuses in the English language will be available at www.ubs.com/exchangeoffer.

Important Notices

The exchange offer described herein will be addressed to UBS’s shareholders and only to persons to whom it may be lawfully addressed. The exchange offer will be made to the public in Switzerland and the United States, as well as in certain member states of the EEA (the “EEA Jurisdictions”). The making of the exchange offer to specific persons who are residents, nationals or citizens of jurisdictions outside Switzerland, the United States or the EEA Jurisdictions, or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer will not be made, directly or indirectly, by mail or by any means in or into any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of this announcement, the Swiss offer prospectus, the applicable prospectus to be approved by the Central Bank of Ireland (each, an “EU Prospectus”) and published in connection with the public offering of shares of UBS Group AG in Ireland, and once passported, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, a declaration of acceptance and any other document or material relevant thereto (together, the “Exchange Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”). Accordingly, copies of any Exchange Offer Document will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of any Exchange Offer Document in any jurisdiction outside Switzerland or the EEA Jurisdictions (or any documents relating to the U.S. exchange offer other than in the United States) may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Exchange Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Exchange Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Exchange Offer Document will be sent for information purposes only. Separate documentation related to the exchange offer will be made available in the United States. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It will be the responsibility of the Excluded Shareholders wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

UBS AG and UBS Group AG have filed and will file materials relevant to the U.S. exchange offer with the SEC. INVESTORS LOCATED IN THE UNITED STATES ARE URGED TO READ ANY DOCUMENT FILED OR TO BE FILED WITH THE SEC BY UBS AG AND UBS GROUP AG IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

INVESTORS LOCATED IN THE UNITED STATES WILL BE ABLE TO OBTAIN A FREE COPY OF SUCH FILINGS WITHOUT CHARGE, AT THE SEC’S WEBSITE (HTTP://WWW.SEC.GOV) ONCE SUCH DOCUMENTS ARE FILED WITH THE SEC. Copies of such documents may also be obtained from UBS AG, without charge, once they are filed with the SEC.

This document does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

In relation to each Member State of the EEA which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any UBS Group shares (including by means of a resale or other transfer) may not be made in that Relevant Member State, other than the offering of UBS Group shares pursuant to the exchange offer in Ireland, Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom contemplated in the applicable EU Prospectus (from the time such EU Prospectus is approved by the Central Bank of Ireland, in its capacity as the competent authority in Ireland, and published in accordance with the Prospectus Directive as implemented in Ireland and in the case of Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, passported), except that an offer to the public in that Relevant Member State of the UBS Group shares may be made at any time under the following exemptions under the Prospectus Directive, if and as they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined in the Prospectus Directive;

•	to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of UBS Group shares shall result in a requirement for UBS Group to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the provisions above, the expression an “offer to the public” in relation to any UBS Group shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the exchange offer and the UBS Group shares to be offered so as to enable an investor to decide to accept the exchange offer, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “anticipate,” “believe,” “expect,” “guidance,” “intend,” “outlook,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding expected take-up of the exchange offer; plans for UBS AG and for UBS Group AG following completion of the exchange offer; management’s outlook for financial performance of UBS AG and its subsidiaries (the “Group”) and statements relating to the anticipated effect of transactions and strategic initiatives on the Group’s business and future development are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons, including (1) the degree to which the Group is successful in executing its announced strategic plans, including its efficiency initiatives and the planned further reduction in Basel III risk-weighted assets (RWA) and leverage ratio denominator; (2) developments in the markets in which the Group operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of its clients and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS AG’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (4) changes in or the implementation of financial legislation and regulation in Switzerland, the U.S., the U.K. and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (5) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (“FINMA”) will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS AG and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (6) the degree to which UBS AG is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the Group (including the exchange offer), a U.S. intermediate holding company, changes in the operating model of UBS Limited and other changes which the Group may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of the Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and the pending Swiss parliamentary proposals and proposals in other countries for mandatory structural reform of banks; (7) changes in the Group’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect its ability to compete in certain lines of business; (8) the liability to which UBS AG and its subsidiaries may be exposed, or possible constraints or sanctions that regulatory authorities might impose on them, due to litigation, contractual claims and regulatory investigations; (9) the effects on the Group’s cross-border banking business of tax or regulatory developments and of possible changes in the Group’s policies and practices relating to this business; (10) the Group’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (11) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (12) limitations on the effectiveness of internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (13) whether UBS AG and its subsidiaries will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (14) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (15) the effect that these or other factors or unanticipated events may have on the Group’s reputation and the additional consequences that this may have on its business and performance. The Group’s business and financial performance could be affected by other factors. Although UBS AG and UBS Group AG believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, UBS and UBS Group AG cannot assure you that the Group’s future results, level of activity, performance or achievements will meet these expectations. Moreover, neither UBS AG, nor UBS Group AG nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless UBS AG or UBS Group AG is required by law to update these forward-looking statements, UBS Group AG will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

Date: September 29, 2014